                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of December, 2014, Stephen J. Kneeley acquired control due to ownership of greater than 25% of Context Macro Opportunities Fund's (the "Fund") outstanding shares. Stephen J. Kneeley owned 100.0 % of the Fund and thus controlled the Fund as of that date.